GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") RIDER
Annual Ratchet to Age [85]

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

I. This Rider's Benefit

The terms of this rider add to the Contract a Guaranteed Minimum Death Benefit (GMDB) as described below. The rider describes the computation of the Annual Ratchet to Age [85] GMDB, the cost of this rider and how this rider may terminate.

On the Contract Date, GMDB is equal to your initial Contribution [plus any Credit]. Thereafter, on each Contract Date Anniversary through the Contract Date Anniversary following the Owner's [85th] birthday, if the Annuity Account Value is greater than the current GMDB, the GMDB is reset to equal the Annuity Account Value. The GMDB is also adjusted for any subsequent Contributions, [Credits] and withdrawals as described under "Effects of Withdrawals" below.

For Contracts with Joint Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the older Joint Owner.

For Contracts with non-natural Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the Annuitant.

II. Effect of Withdrawals

Note to Regulator: There are two alternatives for adjusting the guaranteed minimum death benefit for withdrawals. They are referenced below as Option 1 and 2. Both adjustments are determined on a Contract Year basis. The one option we implement will be reflected in this rider as issued and will not change for an Owner once issued.

Option 1 (Dollar for Dollar Adjustment on [6]% of Withdrawals and Pro-rata thereafter):

[During each Contract Year, the Annual Ratchet to Age [85] GMDB will be reduced by withdrawals. The reduction of the GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the GMDB as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the GMDB as of the beginning of the Contract Year, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro rata reduction of the GMDB.

Option 2 (Pro-rata Adjustment of Withdrawals):

[During each Contract Year, the Annual Ratchet to Age [85] GMDB will be reduced pro rata by withdrawals.]

A pro rata reduction is determined as follows:
1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.

III. The Cost Of This Rider

The charge for this benefit is shown in the Data Pages.

IV. Termination Provision Of This Rider

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates, (ii) except as provided in the next sentence, the original Owner of the Contract has changed, (iii) Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner's death, , (iv) the Contract is continued under the Beneficiary Continuation Option, if applicable, or (v) the Contract is annuitized, including exercise of Guaranteed Minimum Income Benefit, if applicable. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant.

AXA EQUITABLE LIFE INSURANCE COMPANY

Christopher M. Condron
Chairman and Chief Executive Officer

Karen Field Hazin
Senior Vice President, Secretary and
Associate General Counsel